

November 21, 2013

<u>Via E-mail</u>
Barry Sloane
Chief Executive Officer
Newtek Business Services, Inc.
212 West 35th Street, 2nd Floor
New York, NY 10001

       Re: Newtek Business Services, Inc.
             Preliminary Proxy Statement on Schedule 14A
             Filed October 23, 2013
             File No. 001-16123

Dear Mr. Sloane:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Required Vote, page 2</u>

1. We note your disclosure with respect to Proposal III and the number of shares that you require to approve this proposal. With a view to disclosure, please tell us how you will determine the persons that are "affiliated" with you and how such voting standard satisfies the 1940 Act definition of "majority of the outstanding shares" that you set forth.

2. We note your disclosure at page 3 that the meeting may be adjourned for the purpose of soliciting additional proxies. The postponement or adjournment of a meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. Refer to Rule 14a-4. Please revise this disclosure and the proxy card. The proxy card should have an additional voting box so that shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is contemplated.

Proposal I—Approval of the Reincorporation Transaction, page 3

3. Please discuss the ramifications if the shareholders do not approve the reincorporation transaction and the corresponding rights of the board of directors under those circumstances. For example, explain whether or not the board of directors reserves the right to effectuate the election despite share holder disapproval. In this regard, we note the disclosure on page 10 that the board of directors reserves the right to abandon the reincorporation transaction despite stockholder approval, if the board of directors decides it is not advisable to complete the transaction.

BDC Election, page 3

4. We note your disclosure regarding the handling of your traditional operating subsidiaries. In this regard, we note that some will be treated as non-consolidated portfolio companies, while others will be treated as consolidated subsidiaries. Please discuss the differing treatment that these classifications will receive and the corresponding effects of such classifications. For example, explain how revenues from the non-consolidated portfolio companies will be recognized and reported versus those of the consolidated subsidiaries.

5. Please explain why you have determined to elect to be regulated as a business development company by summarizing the benefits and detriments of such election in one place. For example, we note on page 19 your reference to the "restrictions relating to transactions between BDCs and their directors and officers and principal underwriters and other related persons…" We also note your indication on page 40 of the need to maintain a debt-to-equity ratio of not more than1-for-1 in order to borrow money or issue preferred stock. On the other hand, we note your indication on page 4 that as a BDC you will be subject to fewer provisions of the 1940 Act.

6. Please provide a more robust discussion of the change in business strategy that operating as a business development company would entail. In this regard, we note your disclosure that as a business development company, you will be expanding your small business financing platform by making direct debt and equity investments. Please explain how these practices compare to your current operations.

7. Please provide the basis for your belief that "transitioning to a BDC and RIC will provide [you] with access to lower-cost capital and a business structure conducive to expanding [y]our lending activities," on page 4.

Special Dividend, page 9

8. Please elaborate upon the reasons for such dividend and explain (or provide a cross-reference to) the tax treatment of such dividend. Please also provide the approximate amount of the dividend on a per share basis.

Securities Act Consequences, 9

9. Please explain how your proposed transaction qualifies for the exception provided in Rule 145(a)(2) of the Securities Act of 1933. In this regard, please explain how the reincorporation transaction is for the sole purpose of changing your domicile in light of your intended election as a business development company. Considering this election appears to constitute a change in your organizational structure, please tell us why this exception is available to you. In this regard, please refer to Securities Act Rules Compliance and Disclosure Interpretations 139.03 and 539.02.

Abandonment of the Reincorporation Transaction, page 10

10. We note your disclosure that the board of directors reserves the right to abandon the reincorporation transaction despite stockholder approval, if the board of directors decides it is not advisable to complete the transaction. Please discuss those factors that may lead the board of directors to decide the reincorporation transaction would not be advisable.

Comparison of Stockholder Rights Under Maryland and New York Corporate Law and Charter Documents, page 10

11. Please ensure that this discussion includes a discussion of all of the material changes that will arise as a result of the reincorporation. In this regard, we note that you refer to "[c]ertain material differences" on page 7 and "some of the significant rights of shareholders" here. Please also clarify whether you are making any changes to your charter or by-laws that are unrelated to the differences in state laws.

Amendment of Certificate of Incorporation, page 10

12. Please tell us how Article 6 of Appendix B is consistent with the disclosure that you provide here. Specifically, your disclosure here seems to indicate that amendments to your charter generally may be approved by a majority of all of the votes entitled to be cast, however, Article 6 of Appendix B would seem to indicate that shareholder approval is only applicable in certain circumstances. Please revise or advise.

Removal of Directors by Stockholders, page 14

13. We note your disclosure that the Maryland Articles preclude stockholders from removing incumbent directors except upon a "substantial affirmative vote." Please define "substantial affirmative vote."

Dividends; Redemptions of Stock, page 16

14. We note the comparison your disclosure makes between the NYBCL and MGCL with regards to the payment of dividends and the redemption rights of stockholders. In this regard, we note that neither the New York nor Maryland Charter Documents modify any of the dividend rights afforded stockholders. Please disclose any changes to the redemption rights of stockholders under the New York and Maryland Charter Documents, or so state if there have been no changes.

Regulation as a Business Development Company, page 19

Qualifying Assets, page 19

15. We note your description of "qualifying assets" as that term is defined in the 1940 Act. Please discuss whether or not you intend to invest exclusively in qualifying assets, or, if you intend to invest in assets outside of those listed in Section 55(a), and what those non-qualifying assets would be.

16. Please discuss the consequences of failing to maintain your status as a business development company after your board of directors has effectuated the election to become one.

Significant Managerial Assistance, page 20

17. Please discuss the ways in which you will offer managerial assistance to those companies in which you invest. For example, please discuss whether your current management team will be providing the managerial assistance to the portfolio companies, or if others will perform this task. In this regard, we note your disclosure on page 29 that your success is dependent upon your senior lending team and your executive committee.

Proposal III – Authorization to Sell Shares of Common Stock, page 37

18. For context and when known, please disclose the size of Proposed Offering so that shareholders can appreciate the magnitude of the current plans to sell shares below NAV. At a minimum, it seems accurate to state that you have filed a registration statement with a proposed offering amount of $50,000,000.

Proposal IV – Approval of Amendments to Existing Equity Compensation Plans, page 44

19. The table on page 48 does not appear to include a reference to the 3rd footnote. Please revise or advise.

Appendices

20. Tell us what consideration you gave to also providing a copy of the proposed Maryland by-laws.

Proxy card

21. Please provide the complete proxy card and ensure that it is marked "preliminary" consistent with Rule 14a-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel Porco, Staff Attorney at (202) 551-3477, or me at (202) 551-3270 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: John Mahon
        SUTHERLAND